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                             June 14, 2022

       Jonathan Huberman
       Chairman, Chief Executive Officer
       Software Acquisition Group Inc. III
       1980 Festival Plaza Drive, Ste. 300
       Las Vegas, Nevada 89135

                                                        Re: Software
Acquisition Group Inc. III
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 16, 2022
                                                            File No. 333-262723

       Dear Mr. Huberman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers
       Q: What is the PIPE Investment?, page iv

   1. We note your response to comment 1, as well as your amended disclosure on page iv.
                                                        Please revise to
discuss what consideration (other than the purchase of the convertible notes) the PIPE
Investors gave in exchange for their pro rata portion of the PIPE Warrants issued in connection
with the PIPE Investment. If no additional consideration was given, please disclose so
here.
   2. Please highlight here or as a new question and answer that the PIPE Investment deviates from a typical SPAC
PIPE financing. In this regard, we note that the PIPE Investors are
 Jonathan Huberman
Software Acquisition Group Inc. III
June 14, 2022
Page 2
         investing into a convertible debt position (with an adjustable conversion rate) versus a typical equity position. Please explain why the parties have elected this financing structure and highlight how this financing structure deviates from a typical SPAC PIPE financing.
Q: What equity stake will current SWAG stockholders, the initial stockholders . .. . hold in
SWAG following the closing?, page vii

3. We note your response to comment 4, as well as your amended disclosure that includes the PIPE investors' anticipated equity stake on a fully diluted basis. Please revise the anticipated amounts and percentages or, alternatively, provide additional footnote disclosure, to also account for UBS' potential exercise of its option to purchase an additional $10.0 million in convertible notes pursuant to the accordion feature.
Summary
Summary Historical Financial Data for SWAG, page 13

4. The net loss for SWAG for the period from January 5, 2021 (inception) through December
         31, 2021 as disclosed in the table on page 14 does not agree to the amount in the audited statement of operations for this period on page F-4. Please reconcile and revise these disclosures. Also please revise to disclose SWAG's basic and diluted earnings per share for each period presented.
Nogin   s Management   s Discussion and Analysis of Financial Condition and
Results of
Operations , page 145

5. We note your response to comment 18, as well as your deletion of the last paragraph under the sub-heading "Overview." Please also delete a substantially comparable paragraph on page 157 under the sub-heading "Non-GAAP Financial Measures," where you still discuss projected revenue growth for a historical period.
6. We note your response to comment 19 and we reissue the comment in-part. Please revise your disclosure throughout the proxy statement/prospectus to clarify how your platform generates revenue from its various products. In this regard, we note your amended disclosure on 127 that Smart Ship is "currently under development," but your disclosure on page 147 continues to indicate that "shipping service revenue" is a part of your historical revenue, as this is discussed as a component of your results of operations.
Comparison of the Years Ended December 31, 2021 and 2020
Change in fair value of unconsolidated affiliate, page 152
FirstName LastNameJonathan Huberman
7. We note that you recognized a change in fair value of your unconsolidated investment in
Comapany    NameSoftware
       Modcloth              Acquisition
                 of $4.9 million   duringGroup
                                          2021. Inc. III explain how you
estimated or determined
                                                 Please
       the2022
June 14,   amount
               Pageof2 the fair value adjustment recognized during 2021. FirstName LastName
 Jonathan Huberman
FirstName  LastNameJonathan  Huberman
Software Acquisition Group Inc. III
Comapany
June       NameSoftware Acquisition Group Inc. III
     14, 2022
June 14,
Page 3 2022 Page 3
FirstName LastName
Non-GAAP Financial Measures, page 156

8.       We note your revised disclosure in response to our previous comment
22. Your
         description of and reason for adjusting for rent abatements appears to change how you record rent expense from straight-line to cash basis. Adjustments that use individually tailored recognition and measurement methods are not permitted under Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Measures. Please revise your calculation of Adjusted EBITDA to remove this adjustment.

9. Please tell us in your response what types of expenses are classified as contract acquisition costs. Please also tell us in your response how you record contract acquisition expenses incurred that do not result in the acquisition of a new contract. Security Ownership of Certain Beneficial Owners and Management of Nogin, page 166

10. We note your response to comment 23, as well as your amended disclosure that "Doug
         Fahoury and Ryan Pollock serve as Managing Partners of Iron Gate Branded Online
         LLC." Please reconcile with your disclosure that Iron Gate Management, LLC is the manager of Iron Gate Branded Online, LLC, as your disclosure now appears to indicate that each of Doug Fahoury, Ryan Pollock and Iron Gate Management, LLC are managers and have certain voting and dispositive powers.
Background of the Business Combination, page 175

11. We note your response to comment 26, as well as your amended disclosure regarding the comparable companies analysis, and we reissue the comment in-part. Please disclose the underlying projected revenues for each of the comparable companies for 2023.
12. We note your disclosure that the "total consideration for the proposed acquisition was based on comparable public company valuations estimated at eight (8) times multiple of projected revenues" on page 178, but your disclosure on page 181 states that the purchase
         price was "based on a 5.39 times multiple of Nogin   s estimated 2022
revenue of $105.1
         million" (emphasis added). Please revise to clarify how the analysis was done and specifically whether the total consideration was based on a multiple of the projected revenues of the comparable companies or based on Nogin's projected revenue, as your description of the method appears inconsistent. Additionally, explain why the estimated
         2022 revenue data is different from your disclosure on page 187, in which you state that
         Nogin's 2022 estimated revenue was $107.2 million on page 187 (emphasis added).
13. We note your disclosure that the parties discussed lowering Nogin's valuation "based on recent overall public market trends of the public comparables of peer companies . . . ." In
         connection therewith, please explain in greater detail why the parties reduced the multiple from 8 to 5.39 and detail more clearly how the ultimate purchase price was calculated based upon Nogin's and the comparable companies projected revenues. Jonathan Huberman
FirstName  LastNameJonathan  Huberman
Software Acquisition Group Inc. III
Comapany
June       NameSoftware Acquisition Group Inc. III
     14, 2022
June 14,
Page 4 2022 Page 4
FirstName LastName
14. We note your response to comment 27, as well as your amended disclosure on page 180 that on January 10, 2022 there were discussions of a "post-money, pro forma enterprise valuation of approximately $646 million." Such discussion implies that the parties considered lowering the transaction valuation as early as January 10, but your disclosure on page 181 indicates that the parties first discussed "lowering the valuation" on January
         14, when the parties agreed upon the pre-money value of $566 million. Please revise to ensure consistency in your discussion of the transaction valuations leading up to signing, and clearly disclose any additional valuations exchanged between the initial valuation and the final valuation on January 14, 2022.
15. We note your disclosure that the initial letter of intent "permitted up to $20 million of
         Nogin's cash on hand to be distributed to the pre-Transaction shareholders in cash."
         Please explain why the parties agreed to this cash consideration component and further describe the negotiation of this term, including the amendment to the merger agreement, dated as of April 20, 2022, pursuant to which the parties agreed "to lower the cash consideration amount from $20 million to $15 million and increase the share consideration in a proportionate amount."
16. We note your response to comment 31, as well as your amended disclosure on page 176 that quantifies each of the deferred underwriting fee, the PIPE placement agent fee as a combined amount including the other PIPE placement agents, and the amount owed to
         Jefferies regarding their reimbursable expenses. We reissue the comment. Please quantify the aggregate fees payable to Jefferies upon completion of a business combination. In revising your disclosure, clarify the extent to which the $0.5 million in reimbursable expenses is conditioned on completion of the business combination.
Recommendation of the SWAG Board of Directors and Reasons for the Business Combination, page 183

17. We note your response to comment 33, as well as your amended disclosure on page 181 that "the independent members of the board of SWAG met to discuss the final drafts of the merger agreement and ancillary documents and unanimously adopted resolutions . . .
         ." Please revise to discuss which directors were recused and why. In this regard, we also note your disclosure on page 181 that the "board determined, based on potential perceived conflicts of interest, to delegate to a committee of the board composed only of independent directors the authority to approve the transaction."
18. We note your response to comment 34 and we reissue the comment. In the paragraph discussing the absence of a fairness opinion on page 184, please
discuss the board   s
         consideration of the "independent financial model" referred to on page
183. If such model
         is the same analysis as the "internal valuation of Nogin by SWAG management based on an analysis of comparable companies," please revise to clarify which analyses were considered by the board, to provide shareholders with additional context regarding the board's recommendation.
 Jonathan Huberman
Software Acquisition Group Inc. III
June 14, 2022
Page 5
Unaudited Prospective Financial Information of Nogin, page 186

19. We note that you deleted the prospective financial information regarding Nogin for the year 2021. Please revise to include the relevant 2021 prospective financial information included in your initial registration statement. Additionally, please disclose whether
         Nogin achieved the 2021E projections and discuss whether the differences between the projected and actual results is material, and provide a cross-reference to the discussion of
         Nogin's 2021 results of operations. Last, disclose that the projections were prepared as of
         February 7, 2022, as you do on page 24, and to the extent that there was a material lapse in time and change in circumstance since the projections were prepared, disclose whether the projections continue to reflect management's views on future performance.
Interests of SWAG's Directors and Executive Officers in the Business Combination, page 188

20. We note your response to comment 38, as well as your amended disclosure that "the
         Sponsor and its affiliates have approximately $67,002,424 at risk" in the aggregate.
         Please revise to include the $300,000 unsecured promissory note in such amount, as your disclosure indicates that such amount will not be repaid if SWAG does not complete a business combination. Additionally, please also quantify the price paid by the sponsor for its ownership interest in SWAG, to provide investors with a comparison point to the sponsor's anticipated value of $67,002,424 (Founder Shares and Private Placement
         Warrants) in the combined company.
Material U.S. Federal Income Tax Consequences, page 205

21. We note your response to comment 39 and reissue. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Software
       Acquisition Group Inc. III's securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transaction to those public investors.
       Please refer to Item 601(b)(8) of Regulation S-K and Items 4(a)(6) and 21(a) of Form S-
       4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, we note the disclosure under the new section captioned "Qualification of the Merger as a Reorganization" and the opinion to be
FirstName LastNameJonathan Huberman
       delivered by Latham & Watkins LLP which will be filed as Exhibit 8.1 does not appear to
Comapany    NameSoftware
       address              Acquisition
                the above referenced     Group
                                      form      Inc. III to address the
material federal tax
                                           requirement
       consequences
June 14, 2022 Page 5 of the transaction to the public investors.
FirstName LastName
 Jonathan Huberman
FirstName  LastNameJonathan  Huberman
Software Acquisition Group Inc. III
Comapany
June       NameSoftware Acquisition Group Inc. III
     14, 2022
June 14,
Page 6 2022 Page 6
FirstName LastName
       You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Christian Nagler